Issuer Free Writing Prospectus dated March 23, 2017

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated March 20, 2017

Registration Statement No. 333- 213080

CONDOR HOSPITALITY TRUST, INC.

This free writing prospectus relates only to the shares of common stock of Condor Hospitality Trust, Inc. described below and should be read together with the Preliminary Prospectus, dated March 20, 2017, relating to its public offering of common stock (the “Preliminary Prospectus”), which can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/929545/000119312517088217/d223316ds11a.htm

Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer to Condor Hospitality Trust, Inc. Other defined terms used in this free writing prospectus are used in the manner described in the Preliminary Prospectus.

The following information supplements, updates and amends the information contained in the Preliminary Prospectus primarily to reflect a decrease in the estimated net proceeds from the offering.

The Offering

Common stock offered by us(1)	4,150,000 Shares

Common stock outstanding after this offering(2)	10,918,263 Shares

Use of proceeds	We estimate the net proceeds we will receive from the sale of our common stock in this offering, assuming a public offering price of $10.50 per share, and after deducting the underwriting discount and the estimated offering expenses payable by us, will be approximately $39.6 million (or approximately $45.7 million if the underwriter’s overallotment option is exercised in full).

We intend to use the net proceeds as follows:

•	to fund a portion of the purchase price of the four hotels we currently have under contract to purchase; and

•	the balance, if any, for general corporate purposes, which may include the repayment of outstanding indebtedness and the funding of capital expenditures at our hotels.

We intend to use the net proceeds from this offering, together with borrowings under our new secured revolving credit facility, to fund the cash portion of the purchase of the four Home2 Suites hotels we currently have under contract to purchase. If the closing of the acquisition of these hotels occurs prior to completion of this offering, we intend to use borrowings under our new secured revolving credit facility and available cash to fund the purchase price for the hotels, in which case we will use the net proceeds from this offering to repay amounts borrowed under the credit facility, which amounts will then become available for future borrowings.

Pending these uses, we intend to invest the net proceeds in interest-bearing, short term investment grade securities or money-market accounts that are consistent with our intention to remain qualified as a REIT. Such investments may include, for example, government and government agency certificates, certificates of deposit and interest-bearing bank deposits.

(1)	Excludes up to 622,500 shares of common stock that may be issued by us upon exercise by the underwriters of their overallotment option.

(2)	Excludes (i) 865 shares of common stock issuable upon exercise of vested outstanding options granted to our employees with a weighted average exercise price of $48.945 per share, (ii) 23,160 shares of our common stock reserved for issuance upon exercise of the warrants held by RES with an exercise price equal to $0.0065 per share of our common stock, (iii) 66,153 shares of our common stock reserved for issuance upon exercise of warrants held by Mr. Blackham with an exercise price equal to $12.48 per share of our common stock; (iv) 151,402 shares of our common stock reserved for issuance upon redemption of currently outstanding limited partnership interests in Condor Hospitality Limited Partnership (v) 668,109 shares of our common stock issuable upon conversion of our Series E Preferred Stock, (vi) 97,269 shares of our common stock issuable upon conversion of convertible debt, and (vii) up to 622,500 shares of our common stock the underwriters may purchase to cover overallotments, if any. Also excludes shares of common stock issuable upon redemption of up to $200,000 of common units issuable in connection with the acquisition of the four Home2 Suites hotels currently under contract for purchase at the election of the seller.

Pro Forma Indebtedness

We expect to borrow approximately $19.2 under our $90 million senior secured debt facility to fund a portion of our planned acquisition of the four Home2 Suites hotels that we have under contract to purchase. Upon completion of this offering and the purchase of four Home2 Suites hotels that we have under contract to purchase, we will have approximately $94.5 million of pro forma outstanding indebtedness, with a pro forma weighted average interest rate of 4.58% per annum as of December 31, 2016 and our pro forma net debt to total hotel investment at December 31, 2016 is approximately 43.4%. For the year ended December 31, 2016, pro forma interest expense is $6.4 million and pro forma earnings (loss) from continuing operations attributable to common shareholders is ($8,088).

Where similar language or information to that set forth in the preceding pages appears in other sections of the Preliminary Prospectus, corresponding amendments or updates to that language or information shall be made as set forth above.

The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by contacting KeyBanc Capital Markets Inc., 127 Public Square, 4th Floor, Cleveland, Ohio 44114, Attention: Equity Syndicate, or by telephone at (800) 859-1783; Robert W. Baird & Co. Incorporated, Attention: Syndicate Department, 777 E. Wisconsin Avenue, Milwaukee, Wisconsin 53202, or by telephone at (800) 792-2473, or by email at syndicate@rwbaird.com; Janney Montgomery Scott LLC, 60 State Street, Boston, Massachusetts 02109, Attention: Equity Capital Markets Group, or by email at prospectus@janney.com; Compass Point Research & Trading, LLC, 1055 Thomas Jefferson Street, NW, Suite 303, Washington, DC 20007, or by email at syndicate@compasspointllc.com; D.A. Davidson & Co., 8 Third Street North, Great Falls, Montana 59401, Attention: Equity Syndicate, or by telephone at (800) 332-5915, or by email at prospectusrequest@dadco.com; and Wunderlich Securities, Inc., Attention: Equity Syndicate, 6000 Poplar Avenue, Suite 150, Memphis, Tennessee 38119, or by email at syndicate@wundernet.com.